SECURIT 07001108 SION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2007
SEC MAIL PROCESSING SECTION
WASHINGTON DC

SEC FILE NUMBER
8-51488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redstone Consulting, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 N. Post Oak Lane, Suite 200
(No. and Street)

Houston (City) **Texas** (State) **77024** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Solomon **713-266-1899**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202 (Address) **Houston** (City) **Texas** (State) **77046** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redstone Consulting, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SYDNEY L. WILSON
MY COMMISSION EXPIRES
November 29, 20[illegible]

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDSTONE CONSULTING, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Board of Directors
Redstone Consulting, LLC

We have audited the accompanying statements of financial condition of Redstone Consulting, LLC as of December 31, 2006 and 2005, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redstone Consulting, LLC as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 21, 2007

REDSTONE CONSULTING, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 629,145	$ 758,095
Fees receivable	702,566	235,225
Prepaid expenses	32,253	23,343
TOTAL CURRENT ASSETS	1,363,964	1,016,663
PROPERTY AND EQUIPMENT		
Furniture and fixtures	164,057	160,624
Equipment	33,696	33,135
Computers	74,507	61,183
Software	41,101	39,789
Leasehold improvements	100,338	100,338
	413,699	395,069
Less: accumulated depreciation	272,694	213,629
NET PROPERTY AND EQUIPMENT	141,005	181,440
OTHER ASSETS	8,785	8,785
TOTAL ASSETS	$ 1,513,754	$ 1,206,888
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 41,582	$ 71,250
Accrued expenses	427,371	517,398
TOTAL LIABILITIES	468,953	588,648
MEMBER'S EQUITY	1,044,801	618,240
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,513,754	$ 1,206,888

See notes to financial statements.

REDSTONE CONSULTING, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	2005
REVENUES		
Placement fees	$ 1,369,204	$ 1,071,977
Investment advisory fees	4,780,256	3,976,438
Commissions	798,488	447,429
Gain on trading account	13,309	61,219
Interest income	394,157	234,617
Miscellaneous	31,800	24,769
TOTAL REVENUES	7,387,214	5,816,449
EXPENSES		
Management fees	2,297,132	2,054,201
Salaries	2,644,858	2,082,767
Clearance fees	443,667	443,605
Other operating expenses	646,661	632,629
Occupancy and equipment rental	374,064	338,149
Professional and consulting fees	71,292	94,395
Payroll taxes	135,087	121,166
Subscriptions and dues	132,809	111,568
Travel	42,109	52,381
Insurance	88,737	99,084
Licensing and registration fees	7,366	2,761
Telephone	76,871	85,266
TOTAL EXPENSES	6,960,653	6,117,972
NET INCOME (LOSS)	$ 426,561	$ (301,523)

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

Balance at January 1, 2005	$ 494,763
Contributions	425,000
Net loss	(301,523)
Balance at December 31, 2005	618,240
Net income	426,561
Balance at December 31, 2006	$ 1,044,801

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

REDSTONE CONSULTING, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 426,561	$ (301,523)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Loss on retirement of property and equipment	-	20,617
Depreciation	59,065	45,720
Changes in operating assets and liabilities:		
Fees receivable	(467,341)	(35,513)
Prepaid expenses	(8,910)	10,887
Other assets	-	(8,785)
Accounts payable	(29,668)	26,851
Accrued expenses	(90,027)	220,684
NET CASH USED IN OPERATING ACTIVITIES	(110,320)	(21,062)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(18,630)	(131,738)
NET CASH USED IN INVESTING ACTIVITIES	(18,630)	(131,738)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	-	425,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	425,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(128,950)	272,200
CASH AND CASH EQUIVALENTS - Beginning of year	758,095	485,895
CASH AND CASH EQUIVALENTS - End of year	$ 629,145	$ 758,095

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Redstone Consulting, LLC (the "Company"), is a wholly-owned limited liability company subsidiary of The Redstone Companies, L.P. ("TRC"). The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). The Company has offices located in Houston and San Antonio, Texas with customers located throughout the United States of America. The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to seven years using accelerated methods.

Federal Income Taxes: The net income or loss of the Company flows through to its member. Accordingly, no federal income taxes are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CLEARING BROKER

The Company has an agreement with Bear Stearns Securities Corporation ("Clearing Broker") to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $166,340, which was $66,340 in excess of its minimum required net capital of $100,000.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain equipment under the terms of operating leases which expire at various times through February 2011. In addition, the Company leases office space from a related party on an informal basis. Future minimum lease payments under non-cancelable lease agreements are as follows:

Year Ending December 31,	
2007	$ 161,900
2008	162,778
2009	165,368
2010	157,778
2011	24,956
	$ 672,780

Total rent expense for 2006 and 2005 was $374,064 and $338,149, respectively, of which $205,684 and $203,342 was charged by the related party in 2006 and 2005, respectively.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with TRC whereby the Company pays a monthly fee in return for use of TRC's employees and other administrative resources. Payment of these fees is cancelable at TRC's discretion, under the management agreement. During 2006 and 2005, the Company was charged $300,000 and $275,000, respectively, in such fees to TRC. Such fees are included in management fee expense.

SUPPLEMENTARY INFORMATION

REDSTONE CONSULTING, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

TOTAL MEMBER'S EQUITY		$ 1,044,801
Deductions for nonallowable assets		
Fees receivable	$ 652,931	
Other assets	8,785	
Property and equipment, net	141,005	
Prepaid expenses	32,253	
Cash equivalents	30,470	865,444
Other deductions		13,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		166,357
HAIRCUTS ON SECURITIES		17
NET CAPITAL		$ 166,340
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 41,582
Accrued expenses		427,371
TOTAL AGGREGATE INDEBTEDNESS		$ 468,953
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (15:1 of total aggregate indebtedness)		$ 31,264
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 100,000
EXCESS NET CAPITAL		$ 66,340
Ratio: aggregate indebtedness to net capital		2.82:1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5(amended) as of December 31, 2006.

END

See Independent Auditors' Report.